Male Age 45 Standard Nonsmoker

				Policy Fee +			End of Year
	Beginning of		Premium	Per 1000	Cost of	Investment	Accumulated
Year	the Year AV	Premium	Expense	Charge	Insurance	Income	Value
1	0.00	3,000.00	180.00	992.40	88.97	(19.43)	1,719.20
2	1,719.20	3,000.00	180.00	992.40	117.82	(34.25)	3,394.73
3	3,394.73	3,000.00	180.00	992.40	175.55	(48.56)	4,998.22
4	4,998.22	3,000.00	180.00	992.40	203.47	(62.38)	6,559.97
5	6,559.97	3,000.00	180.00	992.40	231.06	(75.83)	8,080.68

End of year 5 cash surrender value			8,080.68	minus	2,970.00	=	5,110.68

Surrender charge for a 45 year old male nonsmoker is $11.88 per 1000 of face amount (11.88 x 250 = 2,970.00)